

January 23, 2012

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

Re: **Unique Underwriters, Inc.**
            Amendment No. 7 to Registration Statement on Form S-1
            Filed January 9, 2012
            File No. 333-172850

Dear Mr. Wolfe:

We have reviewed your amended registration statement filed on January 9, 2012 and your correspondence submitted on January 12, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements as required by Item 8-08 of Regulation S-X. Your Management's Discussion and Analysis should also be revised accordingly.

Prospectus Summary, page 7

2. We note that you state that you have 4,000 independent agents. Please expand your disclosure to clarify that only 606 of these agents are active.

Risk Factors

Relationship with KCM Holdings and Donald Klein, page 19

3. We note your response to our prior comment 4. Please include an appropriate sub-caption that summarizes this risk factor, as required by Item 503(c) of Regulation S-K and which you have provided for your other risk factors. In addition, please address the following:

    • Based on the list of services you provide on page 20, the services you contracted with Donald Klein, KCM Holdings Corporation and its affiliates appear to go well beyond assisting you with your registered offering. Please explain why you required assistance with respect to tasks related to your business plan, marketing, capital formation and technology support, among other things, and the reasons you believed Mr. Klein and/or KCM Holdings would be helpful to you with respect to these tasks;

    • As requested in our prior comment, please describe the relationship between Mr. Klein and/or KCM Holdings and either or both of your executive officers or any other business they were previously affiliated with prior to the time he approached Messrs. Wolfe and Simpson as you describe. If no such relationship(s) existed, then describe how Mr. Klein contacted you and why you choose to use his and his affiliates for the vast array of services described;

    • Please disclose the why you did not negotiate with Mr. Klein with respect to his requested fee and whether or not you sought a competitive bid from any other consultant. If you did not consider any alternatives to Mr. Klein and KCM Holdings, please explain why you did not in your disclosure. If you did consider other alternatives, please disclose each alternative and why you did not pursue the alternative; and

    • Please restore to this risk factor your disclosure that you paid $40,000 to KCM Holdings and state whether or not you attempted to obtain a refund from it in light of your apparent termination with cause and, assuming you have not obtained a refund, whether you not you have or intend to initiate litigation against Mr. Klein and/or KCM Holdings in light of their perceived failure to perform the services you have described in your risk factor.

Plan of Distribution, page 31

4. Please delete the fourth bullet point in this discussion, as it is redundant and confusing.

<u>Description of Securities to be Registered, page 35</u>

5. You have revised your disclosure to state that your Series B Preferred Stock is entitled to ten non-cumulative votes per share and converts into ten shares of common stock for each share of Series B Preferred Stock. This does not appear to be consistent with your amended Articles of Incorporation which states, "Class B Preferred shares… shall hereby be authorized with 1:1 conversion rights and 1:1 voting rights." Please revise or file your amended Articles of Incorporation that reflects these terms.

<u>Description of Business</u>

<u>Keys to Success, page 39</u>

6. You disclose that UUI's keys to success are based on increased capitalization to support expand recruiting efforts, increase the frequency of lead generation for broader geographical coverage for the lead program, and uniquely support the agent network with mentoring, training and support and training. Please revise your disclosure to clarify whether you believe that your business currently has increased capitalization, increased frequency of lead generation and unique support or whether these are factors that your company currently does not have, but are necessary for your future growth and success. If you believe you currently have these factors, please provide detailed support for each factor.

<u>Company History, page 37</u>

7. We note your response to our prior comment 5. Please elaborate on your statement that "(a)t the time of incorporation, Messrs. Wolfe and Simpson were not yet ready to publicly announce their new company," by describing the reasons for their reluctance to make such an announcement, the reason(s) it took nine (9) months for both men to formally join Unique Underwriters and the factors that were in place that impelled both men to join the company at that time.

<u>Business Model, page 39</u>

8. We note your response to our prior comments 6 and 23. Please be advised that neither agreement has yet been submitted to us, nor have you included a redacted copy of either one as an exhibit to your registration statement. If you wish to submit a confidential response to us that discusses these agreements, and includes them as supplemental material, you should do so following Rule 83 of the Commission's Rules of Practice. We further note that you have not included any of the material terms of these agreements in your response, including payment, term and termination provisions. Accordingly, we re-issue this comment.

Agent Network, page 41

9. It is not entirely clear from your revised disclosure how your sub-agents are compensated. If the "writing agent," presumably in most cases the sub-agent, receives the "bulk of the compensation" you should state whether or not the commission received on a sale is negotiated directly between the agent and the sub-agent, whether or not you are involved in this process, and whether or not you possess any data that indicates the average commission earned by a sub-agent in a sale.

10. Please state how many managers you employ to assist your agents and clarify whether or not the managers are comprised of your full-time employees or of other agents. Please also disclose with specificity how you incentivize these managers.

Lead Generation, page 43

11. Please expand your disclosure to state whether any relationship currently exists or has previously existed between Senior Advisor Services, Inc. and Equita Mortgage Group, and between either or both companies and an entity doing business as Educator Group Plans, Insurance Services, Inc. Please also disclose:

- Samuel Wolfe's previous and current relationships with the above-named entities; and

- Whether Samuel Wolfe has been named in a legal proceeding, including an order relating thereto, concerning the business practices of above-named entities, and if so, please describe the legal proceeding and the impact on the related business.

12. We note your response to our prior comment 8. The website for Equita Mortgage Group states "We have our own in-house, full-service print shop dedicated to generating mortgage protection insurance leads, and Equita leads are provided exclusively to Equita agents. They are never available to outsiders or sold on the open market." To the best of your ability, please explain this discrepancy with your disclosure.

13. We note your response to our prior comment 18 and we re-issue this comment. This table has been prepared for the benefit of your agents or prospective agents and is not suitable for the lay reader. You should delete this table and provide a brief narrative description of the material terms of your membership packages.

Management, page 43

14. We note your response to our prior comment 21 and we re-issue our comment in part. Please explain in adequate detail the exact circumstances of Mr. Wolfe's departure from Equita Mortgage Group, including whether it preceded the inception of Unique

Underwriters, Inc. Further, you state in your biographical description of Mr. Wolfe that he has served as Chief Executive Officer, President, and Director since June 2009, which is contradicted by your response to our prior comment 5 and by your statement that you were founded in late July 2009. Please resolve this discrepancy.

15. Please disclose the month and year in which your executive officers and directors commenced their positions in the company.

16. We note your response to our prior comment 22. Please disclose that Messrs/ Wolfe and Simpson are engaged in a separate venture together and briefly describe the business model of Teflon Holdings, LLC.

Executive Compensation, page 80

17. We note your response to our prior comment 24. Please revise your "Stock Awards" column of your Summary Compensation Table to include a footnote disclosing all assumptions made in the valuation. We refer you to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

Exhibits

18. Please file an updated legal opinion consistent with Item 601(b)(5) of Regulation S-K. Please also consider the Staff Legal Bulletin No. 19 available at http://sec.gov/interps/legal/cfslb19.htm.

19. Please re-file Exhibit 10.4 as the current copy is not legible.

Notes to the Audited Financial Statements

Note 3 – Capital Stock, page 39

20. We acknowledge your response to our prior comment 20. The table presented on page 17 for common stock issued under oral agreements indicates three different stock issuance amounts per share. You indicate in your response that stock based compensation expense was based on the fair value of services rendered. You also state that the value of stock issued for services was determined based on the value of stock issued in a recent private placement transaction at $0.15. However, it appears that the value of shares issued in a private placement transaction was $0.07 per share based on our computations. Please revise your disclosures to ensure the price per share amounts in the table on page 17 is accurate, to disclose whether you value the shares based on the fair value of services rendered or the value of shares in recent financing transactions and to disclose the reasons for the increases or decreases in the value of your common stock per share at each issuance date. In addition, the stocks issued to founders should be valued as of the date of grant. Since the company was founded in July 2009 and you have issued stock at $.07

and $.15 in 2010 and 2011, the estimated fair value of the 65 million shares issued to the founders of $.001 in 2011 appears to be significantly understated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226